UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K105
(CUSIP Number)

May 13, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Giovine Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,539,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,539,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. Y8162K105	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas A. Giovine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,539,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,539,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 5 to Schedule 13G (this “Amendment No. 5”) is filed with respect to the Common Stock of Star Bulk Carriers Corp., a Marshall Islands corporation, to amend the Schedule 13G filed on December 28, 2007, as amended on February 5, 2008, January 8, 2009, January 14, 2010 and January 7, 2011(the “Schedule 13G”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

As of the close of business on May 13, 2011:

     A. Giovine Capital

(a) Amount beneficially owned: 4,539,594 shares of Common Stock.
(b) Percent of class: 7.2%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 63,410,360 shares of Common Stock issued and outstanding as of December 31, 2010 as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 31, 2011.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 4,539,594
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition:
       4,539,594

     B. Mr. Giovine

(a) Amount beneficially owned: 4,539,594 shares of Common Stock.
(b) Percent of class: 7.2%.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 4,539,594
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition:
       4,539,594

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 16, 2011

GIOVINE CAPITAL GROUP LLC

By:             /s/ David R. Beach
Name:     David R. Beach
Title:       Chief Operating Officer

  /s/ Thomas A Giovine
Thomas A. Giovine

[SIGNATURE PAGE TO AMENDMENT NO. 5 SCHEDULE 13G WITH
RESPECT TO STAR BULK CARRIERS CORP.]